Exhibit 21

SUBSIDIARIES

•	Matech International, Inc., a Nevada corporation
•	Materials Monitoring Technologies, Inc., a Florida corporation
•	Stress Analysis Technologies, Inc., a Florida corporation
•	Damage Assessment Technologies, Inc., a Florida corporation
•	Non-Destructive Assessment Technologies, Inc., a Florida corporation
•	Bridge Testing Concepts, Inc., a California corporation
•	Matech Aerospace, Inc., a Nevada corporation